Exhibit 99.4

SCAILEX CORPORATION LTD. (“Scailex”)

48 Ben Tsiyon Galis Street, Petach Tikva 49277 Israel
Telephone: + 972-3-9057730  — Fax: + 972-3-9314422

August 6, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464 Israel	Tel-Aviv 65202 Israel
(via Magna)	(via Magna)

Dear Mr./Ms.,

Re: Immediate Report in conformance with Regulation 36 of the Securities
Regulations (Immediate and Periodic Reports), 5730 – 1970)

Scailex hereby notifies that, subsequent to the sale of PCH on June 30, 2008 and the receipt of the cash consideration in respect thereof at the sum of about ILS 1,145 million, on August 5, 2008, the Company’s Board of Directors passed a resolution in principle to focus on a limited number of spheres of activity, which are to be examined by the Company from time to time. The first sphere of activity selected is the retail cellular phone and end-user equipment market. Within this scope, the Company resolved, further to the Company’s Immediate Report published on June 5, 2008 (reference number 2008-01-160935), to examine the possibility of acquiring the operations of Suny Electronics Ltd. (“Suny”) in the said spheres, and to commence negotiations with Suny accordingly.

Suny is a public company registered in Israel, whose shares are traded on the Tel-Aviv Stock Exchange Ltd., and which engages in the import, marketing and sales of cellular phones in Israel. Suny is the Company’s controlling shareholder, holding some 63.17% of the Company’s share capital. Tao Tsuot Ltd. (“Tao”) holds some 24.32% of the Company’s share capital. Mr. Ilan Ben Dov is the controlling shareholder of Suny and Tao, and holds about 0.31% of the Company’s share capital through a company wholly owned by him.

There is no certainty that the examination of the acquisition possibility and the negotiations shall mature at all into a binding agreement. Furthermore, at this stage, there is no estimate yet of the purchase price or an expected timetable for concluding the negotiations. The signing of a binding agreement as stated shall be subject to approval by the Audit Committee, the Board of Directors and the General Assembly of the Company by the particular majority prescribed for transactions with controlling shareholders, which shall be summoned via Immediate Report in conformance with the Securities Regulations (Transaction between a Company and a Controlling Shareholder therein), 5761 – 2001.

Sincerely, Scailex Corporation Ltd.